Exhibit 99.1

Fang Announces Results of Extraordinary General Meeting

BEIJING, September 27, 2021 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that it held an extraordinary general meeting of shareholders (the “EGM”) on September 27, 2021. At the meeting, with the exception of resolution 5 below, which failed to carry, each of the other resolutions submitted to the shareholders for approval has been resolved by ordinary resolution.

Specifically, each of the following resolutions has been adopted at the EGM:

1.	appointment of Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu as directors of the Company, to the extent that they are not already directors of the Company and, to the extent that they are currently directors of the Company, the ratification of such appointments;

2.	confirmation and ratification of the acts of Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu, taken in their capacity as a director of the board of directors of the Company (the “Board”), insofar as any of them may not have validly been appointed or reappointed as a director at any time prior to the EGM, including but not limited to the approval by the nominating and corporate governance committee of the Company of the appointment of an independent director (the “Proposed Independent Director”) of the Board proposed by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited;

3.	appointment of the Proposed Independent Director, or Mr. Yu Huang, as an independent director of the Board and a member of the audit committee of the Board; and

4.	authorization for the Board to act by its compensation committee to negotiate and to endeavor to agree with Mr. Yu Huang the terms of his service, including but not limited to such terms regarding an indemnity, confidentiality and remuneration at such a commercial rate as may be agreed, as the compensation committee of the Board, in its sole discretion, deems fit.

The Board acknowledges the failure to pass the following resolution at the EGM, as only approximately 8.7 per cent of the votes cast were in its favor. Concerns were expressed at the EGM regarding the seemingly onerous burden over the business operations of the VIEs (as defined below) to the extent that the real property held by such VIEs could not be mortgaged (regardless of the nature, purpose or circumstance of such mortgage) without unanimous (emphasis added) resolution of the board of directors of such VIEs.

5.	appointment of all independent directors of the Board (including, for the avoidance of doubt, the Proposed Independent Director) be appointed to the boards of each of the variable interest entities which directly or indirectly hold real property in the PRC for the Company (the “VIEs”); and the approval of the steps to be taken by the Company to (i) remove all of the existing directors of the VIEs (including, where applicable, Mr. Tianquan Mo), and (ii) amend the constitutional documents of each of the VIEs so as to provide for the appointment of a board of directors (where such provision does not already exist) and to limit the powers of the directors of each of the VIEs to dispose of, encumber, hypothecate and mortgage real property and/or interfere with the rights associated with such real property, so that the transfer or disposal of real property of a VIE can be permitted only by way of unanimous resolution of the board of directors of such VIE.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 71 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com